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                              October 3, 2022

       David Rosenberg
       Chairman and Co-Chief Executive Officer
       Ignyte Acquisition Corp.
       640 Fifth Avenue, 4th Floor
       New York, NY 10019

                                                        Re: Ignyte Acquisition
Corp.
                                                            Proxy Statement on
Schedule 14A
                                                            Filed September 23,
2022
                                                            File No. 001-39951

       Dear David Rosenberg:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Proxy Statement on Schedule 14A filed September 23, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or
has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any
entity associated with or otherwise involved in the transaction, is, is controlled by, or
has substantial ties with a non-U.S. person. If so, please revise your filing to include risk
factor disclosure that addresses how this fact could impact your ability to complete
your initial business combination. For instance, discuss the risk to investors that you may
not be able to complete an initial business combination with a target company should
the transaction be subject to review by a U.S. government entity, such as the Committee
on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further,
disclose that the time necessary for government review of the transaction or a
decision to prohibit the transaction could prevent you from completing an initial business
combination and require you to liquidate. Disclose the consequences of liquidation to
investors, such as the losses of the investment opportunity in a target
 David Rosenberg
Ignyte Acquisition Corp.
October 3, 2022
Page 2
      company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any questions.



                                                          Sincerely,
FirstName LastNameDavid Rosenberg
                                                          Division of
Corporation Finance
Comapany NameIgnyte Acquisition Corp.
                                                          Office of Life
Sciences
October 3, 2022 Page 2
cc:       Scott Cowan, Esq.
FirstName LastName